Mail Stop 7010

      February 23, 2006


Mr. Donald E. Washkewicz
President and Chief Executive Officer
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH  44124-4141


      RE:	Parker-Hannifin Corporation
      Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 2, 2005
      File No. 001-04982

Dear Mr. Washkewicz:

		We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 14. Research and Development, page 13-38

1. In your letter to us dated November 10, 2004, you stated that your revenues earned under research and development contracts was included in Net sales and the related costs were included in Costs of sales.
In your footnote on page 13-38, it implies that all such reimbursements are netted against costs. Please clarify and support your accounting in future filings.



Note 15. Contingencies, page 13-39

2. We note from your disclosures on page 6 that you do not believe that compliance with environmental laws and regulations will have a material effect on your capital expenditures, earnings or competitive position. We also note that the reasonably possible amount of loss in excess of the amounts you have accrued is over $45 million dollars.

Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.

We also note that in your letter dated November 10, 2004, you stated that you would provide additional information regarding the movement in the accrual for environmental liabilities. In future filings, to the extent that any expenses, expenditures or adjustments to your accrual are material to an understanding of your business, you should consider providing more transparent disclosure concerning such amounts in your financial statements.

Further, to the extent that the accrued amounts, or the reasonably possible range of loss of any single site is material to an understanding of your business, you should provide details concerning that site, such as identifying it, quantifying the amount accrued, the range of possible loss at the site, the stage of remediation, third party indemnities, and significant uncertainties underlying your estimates.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3689.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Donald E. Washkewicz
Parker-Hannifin Corporation
February 23, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE